United States Securities and Exchange Commission
                             Washington, D.C. 20549



                                 Amendment No. 3


                                       to

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  EasyWeb, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Colorado                                      84-1475642
 ---------------------------------          ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


6025 South Quebec Street, Suite #150
         Denver, Colorado                                     80111
---------------------------------------------               ----------
(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number, (720) 489-8873


Securities to be registered under Section 12(b) of the Act:


         Title of each class             Name of each exchange on which
         to be so registered             each class is to be registered

                None
         --------------------            ------------------------------


Securities to be registered under Section 12(g) of the Act:

     Common Stock, no par value
     ---------------------------------------------------------------------------
                                (Title of class)

                       DOCUMENTS INCORPORATED BY REFERENCE


     Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001, filed November 6, 2001.

Item 1. Description of Business.

     (a)  Business Development.

     EasyWeb, Inc. ("EasyWeb"), a development-stage company, was organized under the laws of the State of Colorado under the name of "NetEscapes, Inc.," on September 24, 1998. We changed our name to "EasyWeb, Inc." on February 2, 1999. We design, market, sell and maintain customized and template, turnkey sites on the worldwide web, or the Internet, hosted by third parties. We refer to the template web sites as "turnkey" because the customer receives, for the purchase price paid, a fully-operational site on the Internet from which to advertise its business, products and/or services. Each of these template sites includes the basic features such as identifying information, business logo, photographs, graphics and/or text provided by the customer. The template is a simple, "fill-in-the-blank" form that can be completed by the customer with handwritten information about the business. There is no additional cost for technical assistance or infrastructure. Common web site options can be added to the template site on an as-needed basis.

     Our business plan has been prepared based upon the popularity of the Internet and the growing number of businesses interested in advertising and marketing online. The customer pays us a fee for the design and maintenance of its custom or template web site; which fee may include a portion of the fee paid monthly by the customer for the hosting of the site. To date, we have sold less than ten web sites and, accordingly, we have realized only minimal revenue of $6,164 from the design, sale and maintenance of Internet sites and incurred a loss from operations of $(123,184) through June 30, 2001. Our executive offices are located at 6025 South Quebec Street, Suite #150, Englewood, Colorado 80111, and our telephone and facsimile numbers are (720) 489-8873 and (720) 489-8874, respectively.

     We are obligated to file periodic and current reports under Section 13 of the Securities Exchange Act of 1934; which reports are public documents. We intend to furnish our shareholders, after the close of each fiscal year, an annual report that will contain financial statements that will be examined by independent public accountants and a report thereon, with an opinion expressed, by our independent public accountants. We may furnish to shareholders unaudited quarterly or semi-annual reports.


     You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements regarding issuers, such as EasyWeb, that file electronically with the SEC.


     See (b) "Business of the Issuer" immediately below for a description of our current operations and future proposed activities.

     (b)  Business of Issuer.

General

     From February 1999 through May 2000, we marketed, as an independent contractor, customized, turnkey sites on the worldwide web created and hosted by Big Online, Inc., an established web site vendor service company located in San Francisco, California, that maintains an electronic directory of more than eleven million businesses. Our rights to market and sell Big Online's products and hosting services and receive compensation for these marketing services was obtained

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

pursuant to the assignment of the rights in February 1999 under the Marketing Agreement with Millennium Marketing, Inc., a company then owned and managed by Mr. David C. Olson, the President, the Treasurer, a director and an approximate 44.4%-owner of EasyWeb, that was dissolved on May 1, 2000. In June 1999, Millennium Marketing entered into an Independent Consultant Application and Agreement with Big Online pursuant to which Millennium Marketing obtained the marketing rights and rights to compensation that it subsequently assigned to us. The agreement was non-exclusive and provided for Millennium Marketing to receive fees from the sale of each web site, including a sales commission representing a portion of the purchase price of the site and a portion of the hosting fee paid monthly by the customer for the maintenance of the site. EasyWeb, as Millennium Marketing's assignee, enjoyed status at the highest level of "executive consultant" in Big Online's commission structure because of Millennium Marketing's payment to Big Online of a fee of $1,000 pursuant to the agreement. Because of its status of "executive consultant," EasyWeb had the right to receive, as its commission on the sale of each Internet site, 100% of the purchase price paid by the customer to Big Online for the creation and development of the site. The agreement was terminable by Big Online upon the commission of any act deemed to be detrimental to Big Online in any manner; failure to abide by the agreement and Big Online's Policies and Procedures; the assignment of the agreement without Big Online's consent; six months of continuous inactivity; and the utilization of non-Big Online literature. While Millennium Marketing received compensation monthly from Big Online for the sale of five web sites and the sponsorship of sales representatives pursuant to a discontinued multi-level marketing program, we sold no Big Online Internet sites and, accordingly, received no revenue from Big Online. We ceased marketing and selling Big Online's products and services as the assignee of Millennium Marketing, a marketing agent for Big Online, when we severed our relationship with Millennium Marketing in May 2000. No business was ever transacted among EasyWeb, Big Online and Millennium Marketing.


     We design, market, sell and maintain customized and template, turnkey "sites" on the Internet to businesses in the United States that are hosted by third parties. A customer who purchases a turnkey, template "site" receives a pre-designed, fully-operational web site from which to advertise its business, products and/or services without the necessity of incurring additional cost for technical services or infrastructure. The only elements of the site required to be provided by the customer are identifying information, the business logo, photographs and, if desired, graphics and/or text. We are dependent on Sunstar 2000, Inc., Highlands Ranch, Colorado, for the template, model web sites that we market, sell and maintain. We design and develop the customized web sites that we market, sell and maintain on behalf of our customers. Either Mr. David C. Olson, our President/Treasurer, or third party suppliers, including only Sunstar 2000 to date, perform the actual design work and provide the content for the web sites. In instances where Mr. Olson is the site design and content provider, a third party supplier implements and incorporates his designs and content into the Internet site in accordance with his specific instructions. The third party site designer is paid hourly by us for its web site designs and content. We presently depend upon third party suppliers for technical assistance in implementing and incorporating our designs, concepts and content into the site.

     We have or have had a number of relationships with Sunstar 2000, including marketing, third party supply and consulting relationships. With regard to the template, turnkey web site models that we offer, these models were initially designed and developed by Sunstar 2000. Alterations to the original designs are the result of research and development by Mr. Olson and Mr. Terry Romero, President of Sunstar 2000, to make them compatible with EasyWeb's business plan. Sunstar has verbally granted us the right to market these model templates for so long as the relationship is mutually beneficial. The three customized web sites that we have sold to date have been designed and developed by Mr. Olson or Sunstar, with technical assistance in their implementation and/or maintenance provided by Sunstar or Richard Bagdonis, Cedar Park, Texas. Accordingly, Sunstar 2000 has served as a third party provider of design and development services for one custom site and technical assistance for all three custom sites. The web sites that we design and maintain for customers are hosted by Sunstar 2000 and others. The only company other than Sunstar 2000 that has served as a third party host of a customer's web site is Richard Bagdonis. We determine who will host a customer's site based on two factors, the cost of the services and the level of service available. We paid Mr. Romero a total of $9,000 at the rate of $1,500 per month from May through October 2000 to provide consulting services relating to our door-to-door sales personnel. Our agreement with Sunstar 2000 is verbal and non-exclusive and has evolved since May 2000 to accommodate a number of relationships and projects. The agreement is terminable by either party at any time. The compensation and/or revenue sharing provisions of the agreement are flexible so as to accommodate the parties' various relationships and the variety in EasyWeb's customer projects to date, including those for Euthenics International, Inc., and AJ Indoors, Inc., described below. Generally, however, Sunstar 2000 charges EasyWeb and others for template web sites and basic services in accordance with its price list also described below.

     See "- Products and Services" below for a description of the template, turnkey web site models and hosting and other services that Sunstar 2000 provides us. For the use of the web site models, we pay Sunstar 2000 a portion of the fee that we receive from the customer for the design and/or maintenance of each template web site in accordance with the Sunstar 2000 Price List. If we utilize other services, such as custom design and technical maintenance services provided by Sunstar, we negotiate compensation arrangements on a case-by-case basis depending upon the time required in, and the difficulty of, the performance of the services. We may receive a portion of the fee paid monthly by the customer to Sunstar 2000 or other host for the hosting of its web site.

     We market our design and maintenance services for customized and template, turnkey sites, primarily, online via our web site on the Internet located at www.easywebcorp.com. Since June 2000, we have employed advertising on the radio. In September 2000, we designed and created a website located at www.AJOnTheTown.com for AJ Indoors, Inc., a Denver, Colorado, indoor sign company, in exchange for featuring EasyWeb on approximately 100 indoor signs throughout the Denver and Colorado front range areas. This advertising did not commence until February 2001 and we have sold only one turnkey, template web site to date as a result of the arrangement. Although the results of this arrangement have been disappointing, AJ Indoors has agreed to add EasyWeb to additional indoor signs in the future. Our long-range marketing plans include the development of an intensive advertising program involving newspapers and local periodicals in the Denver metropolitan area and other cities along the front range of Colorado. We may also host a booth at the 2002 business show held in Denver, Colorado, by the Denver Chamber of Commerce.

     As of June 30, 2001, we had sold less than ten web sites and realized $6,164 in revenue. We bartered, in exchange for the design and ongoing maintenance services in connection with one of the custom web sites, for the advertising services described above. As compensation for the design and ongoing maintenance services and costs relating to another customized site for Euthenics International, Inc., a company engaged in marketing and distributing dietary supplements, we have entered into a Letter of Understanding and Terms dated November 1, 2000, providing for Euthenics International to pay us an ongoing royalty of $.50 per each bottle of product sold for a period five years from December 1, 2000, through 2005. Thereafter, the agreement is renewable annually commencing December 1, 2005, subject to termination by either party within thirty days prior to December 1 of each year. Commencing in January 2001, Euthenics has run infomercials from time-to-time on national television advertising its dietary supplements with limited success. We have agreed to upgrade and integrate Euthenics International's "Mail Order Management" ("MOM") system with a secure e-commerce site in connection with Euthenics International's national infomercial marketing campaign. We have also agreed to train Euthenics International employees on the MOM system by hiring and compensating a mutually acceptable expert consultant. We expect to receive revenue in the near future from our royalty arrangement with Euthenics International. Euthenics International currently averages sales of approximately ten bottles of supplements per week from its web site. We plan to bill Euthenics International when the sum of $100 in royalties is owed to us from dietary supplement sales from the company's web site. Commencing in January 2001, Euthenics International has occasionally run infomercials on national television advertising its dietary supplements with limited success. Euthenics International intends to initiate a major infomercial campaign to advertise it dietary supplements commencing in September 2001. We cannot be certain that the new infomercial campaign will be more successful than previous campaigns or that we will realize significant revenue or achieve profitability as a result of our royalty arrangement with Euthenics International. Further, we cannot be certain that we will achieve profitability by designing, marketing, selling and maintaining customized and template, turnkey sites on the Internet hosted by third parties. We may not receive adequate compensation for our products and services as a result of the non-traditional compensation arrangements we make with companies such as AJ Indoors and Euthenics International.


Dependence on a Few Major Customers

     Currently, we derive our revenue principally from the maintenance of custom Internet sites developed for three customers and occasional sales of template web sites. All of our revenue (100%) to date has been received from one customer, Creative Host Services. As a result, Creative Host Services must be considered to be a major customer on whom we are dependent. Because of our royalty agreement with Euthenics International providing for us to receive a royalty per each bottle of product sold by Euthenics International through November 30, 2005, we expect Euthenics International to be the single major customer on which we are dependent if the infomercial campaign Euthenics International has planned to commence in September 2001 is successful.

Products and Services

     Custom Web Sites.  Until recently,  an increasing number of businesses have
     ----------------
retained web site vendor service companies like us to create and maintain customized web sites to advertise their business, products and/or services. Although the market has softened, the web site design, hosting and maintenance business remains sizeable. The reasons for selecting a customized site vary greatly, but include the enhanced customer impact anticipated from a custom web site and the extra features that are not available in a template site. The custom sites we design are usually from one to twelve pages in length and include all of the basic features, such as identifying information, business logo, photographs and/or graphics submitted by the customer and text, included in the design of a template web site. The additional features available with each customized web site include, among others, streaming audio and video, flash movies, custom graphic design, complete design control and framed web sites. We also offer services relating to web site promotion, marketing and e-commerce, including, among others, promotional and advertising packages, shopping cart technology, e-commerce merchant accounts and payment gateways and e-commerce solutions.

     Mr. David C. Olson, our President/Treasurer, and/or a third party supplier, such as Sunstar 2000, perform the actual design, development and maintenance work on the custom web sites that we sell. Mr. Olson has limited experience in web site design and development because the business is in its infancy. However, he has significant experience, as the owner of Summit Financial Relations since August 1997, in the design, drafting, development and publication of advertising and promotional materials for private and publicly-traded companies. We have competed for and entered bids on a number of custom web sites. The majority of this business eventually has been lost to internet companies that are better-financed than EasyWeb. Although our initial bids are normally for less money, competitors have undercut bids to a level that we believe would lose them money.


     Mr. David C. Olson, our President/Treasurer, and/or a third party supplier, such as Sunstar 2000, perform the actual design, development and maintenance work on the custom web sites that we sell. Mr. Olson has limited experience in web site design and development because the business is in its infancy. However, he has significant experience, as the owner of Summit Financial Relations since August 1997, in the design, drafting, development and publication of advertising and promotional materials for private and publicly-traded companies.

     We have sold only three customized sites to date. In each case, we negotiated compensation arrangements with the customer and revenue allocation arrangements with Sunstar 2000 that differ from the retail prices and revenue allocation provisions indicated on Sunstar 2000's Price List. For two of the three custom web sites, Mr. Olson performed the design work and provided the content and Sunstar 2000 provided the technical services and infrastructure in accordance with Mr. Olson's instructions to implement and incorporate his designs and content. See Part I, Item 1. "Description of Business, (b) "Business of Issuer - General" for a description of the royalty arrangement we negotiated with Euthenics International in exchange for EasyWeb's design, development, hosting and maintenance of Euthenics International's web site. Our revenue allocation arrangements with Sunstar 2000 with regard to Euthenics International's custom site include a payment of $.125 per order sold from the web site. Sunstar 2000 designed and developed, and provided the content for, the custom web site we sold to AJ Indoors. We paid Sunstar 2000 hourly for these services. Mr. Olson is providing the content upgrades in connection with maintenance of the site. For an hourly fee of $45 per hour, Richard Bagdonis is performing technical assistance to implement and incorporate Mr. Olson's content upgrades in accordance with his directions. To date we have paid Mr. Bagdonis a total of $337.50 for his technical assistance with such content upgrades. Additionally, Mr. Bagdonis recently replaced Sunstar 2000 as the host of Creative Host Services' customized web site. We charge Creative Host Services a higher monthly fee than we pay to Mr. Bagdonis to host Creative Host Services' site on the Internet.

     We intend to continue to negotiate the compensation arrangements with each customer on a case-by-case basis for design, development, hosting and maintenance services performed on customized web sites sold by EasyWeb. We believe, but cannot assure, that Sunstar 2000 will continue to remain flexible in its revenue allocation arrangements with us for these sites. However, if we are unable to negotiate acceptable arrangements with Sunstar 2000 on any project, we will retain others, such as Mr. Bagdonis, to perform the requisite services. There is no prescribed formula based upon which we determine the fee(s) payable to Sunstar and/or others on any particular custom web site development project.

     Template, Turnkey Web Sites.   Sunstar  2000,  Inc.,  1177  Mulberry  Lane,
     ---------------------------
Highlands Ranch, Colorado 80126, provides EasyWeb with the template web site models it offers. Design of the template web sets is usually completed and the site is customarily available on the Internet within ten business days from the date of purchase. The customer that selects a template web site can develop its site based on one of Sunstar 2000's models at a much lower cost than the cost of a customized site. The web sites are hosted by Sunstar 2000 or other hosts on a month-to-month basis or pursuant to an annual contract at a reduced rate. A potential client may select a one-page promotional site or a multi-page web site created from templates. The one-page web site includes: (i) the company name, address, telephone number and other contact information; (ii) the company logo;
(iii) one photograph or graphic; and (iv) up to 200 words of text describing the company or its products. The retail price for the one-page template site is $100, of which amount $60 is received by EasyWeb and $40 is received by Sunstar 2000.

     There is no size limitation on the multi-page site except the current storage limit of 10MB for the entire site, and additional pages can be added at any time. The typical pages on a multi-page web site include one or more of the following pages: (i) home page; (ii) products or services page; (iii) contact information; (iv) mission statement; (v) frequently asked questions; (vi) technical support; and (vii) customer testimonials or references. At a minimum, each multi-page web site includes the following: (i) the company name, address, telephone number and other contact information; (ii) the company logo; (iii) up to four photographs or graphics per page; (iv) up to 200 words of text describing the company or its products per page; (v) three e-mail addresses; and
(vi) search engine registration. Optional features include a map to the company's location, capability to use the company's own custom domain name; monthly search engine re-registration; meta-tag inclusion, i.e., the imbedding of a code that links a web site to a search engine or another site; and maintenance contracts. The retail price and the revenue allocation with Sunstar 2000 for the first page of the multi-page template site are identical to the retail price and revenue allocation for the one-page template site; i.e., a retail price of $100, with the sum of $60 payable to EasyWeb and the amount of $40 payable to Sunstar 2000. The retail price of each additional page of the multi-page web site is $50; $31 of which sum is payable to EasyWeb and $19 of which amount is payable to Sunstar 2000.

     The visitor to EasyWeb's Internet site contemplating the purchase of a template one-page starter or multi-page site can view the templates in their full size from three basic samples. The potential customer can then navigate through the sample to view the various page options. Before making his final selection, the visitor can download and print blank worksheets to be completed and submitted to EasyWeb.

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      Template web sites are available separately or in a package together with hosting, domain name registration, meta-tag inclusion and/or a maintenance plan. There are two packages available, including a three-page and a five-page web site package. The three-page web site package includes up to four pictures, six links per page, one year of hosting, domain name registration for two years, three e-mail addresses, meta-tag inclusion and monthly registration in over 3,000 search engines. In addition to the foregoing, the five-page web site package includes a maintenance plan covering twelve complete web page makeovers available at any time. The retail price for the three-page web site package is $695 and the retail price for the five-page package is $1,095. EasyWeb receives the sum of $275 out of the $695 retail price for each three-page package it sells and the sum of $403 out of the $1,095 retail price for each five-page web site package sold. Sunstar 2000 receives the balance of the retail price.

     Maintenance Services. We offer a number of options for web site maintenance
     --------------------
for partial and complete changes to the web sites we create for our customers. Our "bolt-on e-commerce solutions," or the linking of a web site to a secure e-commerce server to permit secure online e-commerce transactions, include monthly charges for products, prices, etc. For customers with e-commerce web sites consisting of hundreds or thousands of products, we offer individualized programs enabling self-management of changes. We depend upon outside consultants, primarily Sunstar 2000, to assist us with programming work in connection with complex maintenance services.

     Hosting Services.  Sunstar 2000, primarily, and other third party providers
     ----------------
will provide hosting services for our customers. Sunstar 2000 charges fees in a range from $14.95 to $34.95, out of which we receive the sum of $6.50 to $17, per month for web hosting. The fees for bolt-on e-commerce hosting range from $49.95 to $69.95, out of which we receive $16.50 to $22, per month. Sunstar 2000 outsources its hosting services to a 5,000 square foot, state-of-the-art, all fiber optic data center that provides services 24 hours per day. The features include dual OC-192 fiber optic connectivity, multiple DS-3 backbones, dual OC-12 Lucent and Alcatel multiplexers, bay switches and hubs, Cisco 7000 series routers, ultra-fast, multi-processor RAID servers, SONET technology for maximum redundancy, fault tolerance and load balancing and routing of IP traffic using BGP4 protocol. The facility does not share space or co-locate and is restricted by steel-wire barriers and armed personnel. For customers that use Sunstar 2000 for hosting, we offer, for one monthly fee, access to a number of services in a "Value Pack," including a real-time chat program, auction capability, a banner rotation system, web-based e-mail, an online calendar accessible from any browser and a bulletin board feature that may be used to post messages. Sunstar 2000's web site value pack installation fee is $49.95, out of which we receive the sum of $20, and the monthly value pack hosting fee is $34.95, $10 of which is paid to us.

Competition

     The market for web site design and maintenance services is intensely competitive. Additional companies are expected to enter the competition in the future. We anticipate that we will be in competition with companies of all sizes located in the United States that offer Internet web site design, hosting and maintenance services to business customers. A number of these companies offer essentially the same products and services as EasyWeb and compete in the areas of price and service. Because we obtain the template web sites that we offer

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


from Sunstar 2000, we are in direct competition with Sunstar 2000 in the marketing and sale of these products and services. Sunstar 2000 provides its template web sites to third parties in addition to EasyWeb. We must make changes on a timely basis in the nature, price, quality and other aspects of our products and services in response to changes in the market. With regard to template websites, we are dependent upon Sunstar 2000 to make these changes on a timely basis. Additionally, should Sunstar 2000 decide to stop supplying us with template websites, this would have a material adverse affect on our business. We expect to compete by marketing our products and services online and via radio, newspaper and indoor sign advertising. We intend, through the use of online marketing and independent contractors, to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, and to eliminate the need for a sizeable retail facility and marketing staff. Many of the companies and other organizations with which we will be in competition are established and have far greater financial resources, substantially greater experience and larger staffs than EasyWeb. Additionally, many of these organizations have proven operating histories, which we lack. We expect to face strong competition from both well-established companies and small independent companies like us. In addition, in the future, A T & T, Qwest Communications and other "Baby Bell" and other telecommunications companies may offer customers assistance in establishing web sites at costs lower than those available from us. Additionally, our business may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition. Further, it is anticipated that there may be significant technological advances in the future and we may not have adequate creative management and resources to enable us to take advantage of these advances. The effects of any of these technological advances on EasyWeb, therefore, cannot be presently determined.

Marketing

     Although activity in the entire Internet sector has subsided substantially as the public has begun to realize the limitations on the Internet and other online services as a medium of commerce, the number of companies that offer Internet services has also decreased. We believe that a market still exists for businesses and individuals who need customized websites or the more cost effective templated websites. Despite competition from companies with greater resources than EasyWeb, we believe EasyWeb offers a viable selection of products and services to the marketplace which we hope will be accepted in the future.

     We market our products and services online, primarily, from our web site located at www.easywebcorp.com. Since June 2000, we have employed advertising on the radio on KTLK's "Business for Breakfast" and "Hard Core Sports" programs. In September 2000, we designed and created a website for AJ Indoors, Inc., a Denver, Colorado, indoor sign company, in exchange for featuring EasyWeb on approximately 100 indoor signs throughout the Denver and Colorado front range areas. Although the results from this program have been disappointing since advertisements first started appearing in February 2001, we believe that we may still obtain potential customers from this arrangement as a result of additional advertisements on indoor signs to appear in the future. Our long-range marketing plans include the development of an intensive advertising program involving newspapers and local periodicals in the Denver metropolitan area and other cities along the front range of Colorado and possibly hosting a booth at the 2002 business show held in Denver, Colorado, by the Denver Chamber of Commerce. Mr. David C. Olson, the President, the Treasurer, a director and a principal shareholder of EasyWeb, contacts potential customers from the leads generated from our advertising via newspapers and indoor signs, leads generated from his own sales efforts and referrals of potential customers. While we employed two full-time, door-to-door salespersons for a short time, we terminated them because of the lack of performance in relation to the expense.

     We have sold only a limited number of Internet sites and, accordingly, we have a very small customer base. While management believes, we cannot be certain, that our plan to market and sell our products and services online and via advertising will enable us to develop a customer base more quickly and cost-effectively than the employment of traditional marketing methods involving a sales staff and facility, among other things. If our marketing plan utilizing online marketing and advertising fails, we may be required to employ sales personnel and/or compensate them via salary in addition to commission. Such change(s) in our marketing plan could adversely affect revenues in the short-term and necessitate the formulation of additional marketing strategies, with attendant delays and expenses.

Research and Development


     We have been actively engaged in research and development in order to enhance our existing, and produce new, products. We have been engaged, utilizing Mr. David C. Olson, our President/Treasurer, in research and development activities related to the design, development and operation of our web site and, utilizing Mr. Olson together with Mr. Terry Romero, President of Sunstar 2000, in the design, development and operation of the line of model, template web sites that we offer. Currently there are no agreements between Mr. Olson and Mr. Romero or EasyWeb and Sunstar 2000 regarding ownership of any products or services developed as a result of the parties' collaborative efforts. We currently anticipate that any new products or services developed by Mr. Olson and Mr. Romero as a result of their joint efforts would be shared between EasyWeb and Sunstar equitably. However, because we have no formal agreement with Sunstar or Mr. Romero, any dispute between Mr. Olson and Mr. Romero or EasyWeb and Sunstar 2000 could have an adverse affect on our continued research and development activities. All of these activities have been performed by Messrs. Olson and Romero free of charge to EasyWeb. Accordingly, we have spent no funds on research and development activities during the fiscal year ended December 31, 2000, and the period from inception on September 24, 1998, through December 31, 1999. We will spend no funds on research and development until we are able to generate sufficient revenue from operations to pay for our research and development needs. Therefore, for the foreseeable future, Messrs. Olson and/or Romero will perform research and development, if any, to enhance our existing, and produce new, products at no cost to EasyWeb. We have no research and development activities planned for the next twelve months or thereafter.

Employees and Consultants

     As of the date hereof, we employ two individuals, including Mr. David C. Olson and Ms. Barbara Petrinsky, the President/Treasurer and the Secretary, respectively, of EasyWeb, on a part-time basis. Both Mr. Olson and Ms. Petrinsky are considered to be key to our business success. No cash compensation has been awarded to, earned by or paid to either of the foregoing or Mr. Robert J. Zappa, a director of EasyWeb together with Mr. Olson, for all services rendered in all capacities through July 31, 2001. For the foreseeable future, Messrs. David C. Olson and Robert J. Zappa and Ms. Barbara Petrinsky will receive no compensation in any form for their services performed in the capacities of our executive officers and/or directors. It is anticipated that at such time, if ever, as EasyWeb's financial position permits, assuming that we are successful in raising additional funds through equity and/or debt financing and/or generating a sufficient level of revenue from operations, Mr. Olson and Ms. Petrinsky will receive reasonable salaries and other appropriate compensation, such as bonuses, coverage under medical and/or life insurance benefit plans and participation in stock option and/or other profit sharing or pension plans, for services as executive officers of EasyWeb and Messrs. Olson and Zappa may receive fees for their attendance at meetings of the Board of Directors. Mr. Olson and Ms. Petrinsky devote up to 25% of their time and effort to the business and affairs of EasyWeb and Mr. Zappa devotes only such time as is necessary for him to perform his responsibilities as a director of EasyWeb. See Part I, Item 3. "Description of Property," for a description of the Agreement for Administrative Support dated March 11, 1999, between EasyWeb and Summit Financial Relations, Inc., an affiliated company of which Mr. Olson is the President, a director and a controlling shareholder, and subsequent agreements pursuant to which we paid Summit Financial Relations the sum of $12,088 through June 30, 2001, for use of office space and administrative and technical support services at Summit Financial Relation's offices. As the sole shareholder of Summit Financial Relations, Mr. Olson benefited indirectly from these payments. See Part I, Item
7. "Certain Relationships and Related Transactions," and Part II, Item 4. "Recent Sales of Unregistered Securities," for detailed information relating to our issuance on March 11, 1999, to Messrs. Olson and Zappa of 1,600,000 shares, and 800,000 shares, of our common stock, respectively, in consideration for the payment of $2,500 and $1,500 in cash (approximately $.002 per share), respectively.


Item 2. Management's Discussion and Analysis or Plan of Operation.

General
-------

     EasyWeb's business plan is to design, market, sell and maintain customized and template, turnkey sites on the Internet hosted by third parties. Our business plan has been prepared based upon the popularity of the Internet and the growing number of businesses interested in advertising and marketing online. We have generated only $6,164 in revenue and a net loss from operations of $(123,184) through June 30, 2001. For the six months ended June 30, 2001, the year ended December 31, 2000, and the year ended December 31, 1999, we realized total revenue of $913 (unaudited), $5,251 and $-0-, respectively, and a net loss of $(25,185) (less than $.01 per share) (unaudited), $(74,484) ($(.02) per share) and $(16,548) (less than $.01 per share), respectively. The increased net loss realized by EasyWeb for the year ended December 31, 2001, as compared to the year ended December 31, 2000, was the result of increased operating expenses, including, primarily, salaries and payroll taxes, professional fees, web site consulting and maintenance and advertising.

     We initially anticipated that our arrangement in September 2000 with AJ Indoors, Inc., an indoor sign company, to feature EasyWeb on approximately 100 indoor signs throughout the Denver and Colorado front range areas, would assist us in obtaining an increased customer base in the future. However, this advertising did not commence until February 2001 and we have sold only one turnkey, template web site to date as a result of the arrangement. Although the results of our arrangement with AJ Indoors have been disappointing, AJ Indoors has agreed to add EasyWeb to additional indoor signs in the future and AJ Indoors has agreed to start paying the monthly hosting fees for its web site at our cost. Nevertheless, we no longer regard our arrangement with AJ Indoors as a source of a steady stream of potential customers. Also, we expect to receive revenue in the near future from our arrangement with Euthenics International, Inc., to design and maintain the company's web site in exchange for an ongoing royalty of $.50 per each bottle of product sold from the site for a period five years. Euthenics International currently averages sales of approximately ten bottles of supplements per week from the web site. We plan to bill Euthenics International when the sum of $100 in royalties is owed to us from dietary supplement sales from Euthenics International's web site. Commencing in January 2001, Euthenics International has occasionally run infomercials on national television advertising its dietary supplements with limited success. Euthenics International intends to initiate a major infomercial campaign to advertise it dietary supplements commencing in September 2001. We cannot be certain that the new infomercial campaign will be more successful than previous campaigns or that we will realize significant revenue or achieve profitability as a result of our royalty arrangement with Euthenics International.

     Additionally, we intend to generate increased revenue in the future through the expenditure of additional funds for marketing, advertising and/or promotion. The implementation of these plans is dependent upon our ability to raise additional capital from equity and/or debt financing and/or achieve profitable operations. We believe that the revenue generated from our business may not be sufficient to finance these and other future activities and that it may be necessary to raise additional funds through equity and/or debt financing in the next twelve months. We estimate that we will need at least an additional approximately $45,000 in capital during this period in order to fully implement our plans to increase revenue through increased marketing, advertising and promotion and to continue in operation as a going concern. Although we intend to explore all available alternatives for debt and/or equity financing, including, but not limited to, private and public securities offerings, there can be no assurance that we will be able to generate additional capital for marketing, advertising and promotion and/or other purposes. In the event that only limited additional financing is received, we expect our opportunities in the design, marketing and sale of Internet web sites to be limited. Further, even if we succeed in obtaining the level of funding necessary to increase sales through the expenditure of additional funds for marketing, advertising and/or promotion, this will not ensure that operations will be profitable.

Plan of Operation
-----------------


     Our plan of operation for the next twelve months is to focus upon the marketing and sale of our web site design, development, hosting and maintenance services. We do not expect to perform any additional product research and development during the term of this plan. In any event, any additional research and development to enhance our existing products or otherwise, would be performed by Mr. David C. Olson, our President/Treasurer, with the possible assistance of Mr. Terry Romero, President of Sunstar 2000, at no cost to Our plan of operation for the next twelve months is to focus upon the marketing and sale of our web site design, development, hosting and maintenance services. We do not expect to perform any additional product research and development during the term of this plan. In any event, any additional research and development to enhance our existing products or otherwise, would be performed by Mr. David C. Olson, our President/Treasurer, with the possible assistance of Mr. Terry Romero, President of Sunstar 2000, at no cost to EasyWeb. We are unable to calculate the cost of our plan of operations over the next twelve months. We expect to be able to satisfy our cash requirements for at least the next three months if we do not increase our marketing, advertising or promotional activities. This is because we have no salaried employees, no additional office rent due until April 2002, and no additional research and development planned. We currently do not intend to hire any additional employees for the foreseeable future and Mr. Olson has verbally agreed not to seek any remuneration from EasyWeb until the company has been profitable for a period of time acceptable to EasyWeb's Board of Directors. To date, Mr. Olson has not accrued, nor does he plan to accrue any salary from EasyWeb. However, see Part I, Item 7. "Certain Relationships and Related Transactions," of this report for a description of our payments to Summit Financial Relations, Inc., from which Mr. Olson, as the sole owner of Summit Financial Relations, benefits indirectly. If we are successful in our efforts to raise additional funding from equity and/or debt financing, we intend to allocate the bulk of those funds for marketing, advertising and promotion. Because the results of our advertising with AJ Indoors have been disappointing, Mr. Olson intends to renew his sales efforts and we have plans to advertise in small regional newspapers and periodicals and possibly host a booth at the 2002 business show held in Denver, Colorado, by the Denver Chamber of Commerce. We have no organized plan to raise additional capital and our fund-raising efforts have been minimal since the successful completion of our securities offering on April 10, 2000, for the receipt of gross proceeds of $101,050. We intend to increase our efforts to raise capital, exploring all available alternatives for debt and/or equity financing, including, but not limited to, a private placement of securities that we are contemplating. We cannot be certain that these efforts will be successful. We do not expect the purchase or sale of any significant equipment or a significant change in the number of employees for the next twelve months.


Results of Operations
---------------------

Nine Months Ended September 30, 2001, Versus Nine Months Ended
September 30, 2000
--------------------------------------------------------------

     Total revenue was $1,456 (unaudited) for the nine months ended September 30, 2001, as compared to total revenue of $4,000 for the nine months ended September 30, 2000.


     We incurred a net loss of $(32,113) (unaudited) during the nine months ended September 30, 2001, as compared to a net loss of $(34,490) (unaudited) during the nine months ended September 30, 2000, because of the factors described below. Operating expenses decreased approximately 13%, from $38,490 (unaudited) for the nine months ended September 30, 2000, to $33,569 (unaudited) for the nine months ended September 30, 2001. We experienced sizeable decreases in administrative support, salaries and payroll taxes, web site consulting and maintenance and advertising as a result of the ineffectiveness of our original marketing approach of door to door sales. Because our original marketing approach did not generate any significant revenues we have been forced to reevaluate our business model. Management currently plans to re-establish advertising efforts in the future, provided it is able to procure additional financing for EasyWeb in order to support such efforts. However, professional fees and contributed administrative support increased substantially. The increase in professional fees is due to the fact that Mr. Romero began charging EasyWeb for his services. Additionally, we incurred rent of $1,333 (unaudited) for the nine months ended September 30, 2000, as compared to $2,000 (unaudited) for this item for the nine months ended September 30, 2001. On the other hand, we incurred $1,667, $247 and $1,718 (unaudited) for contributed rent, depreciation and amortization and other during the nine months ended September 30, 2000, as compared to $2,500, $563 and $2,724 (unaudited) for these items during the nine months ended September 30, 2001.

Year Ended December 31, 2000, Versus Year Ended December 31, 1999
-----------------------------------------------------------------

     Total revenue was $5,251 for the year ended December 31, 2000, as compared to total revenue of $-0- for the year ended December 31, 1999. The limited revenue realized during the year ended December 31, 2000, is the result of our sale of a limited number of web sites.

     We incurred a net loss of $(74,484) during the year ended December 31, 2000, as compared to a net loss of $(16,548) during the year ended December 31, 1999, because of the factors described below. Operating expenses increased from $16,548 for the year ended December 31, 1999, to $79,735 for the year ended December 31, 2000. We experienced a sizeable increase in all operating expenses except rent and administrative support for the year ended December 31, 2000, as compared to the year ended December 31, 1999. Additionally, we incurred salaries and payroll taxes of $20,729 for the year ended December 31, 2000, as compared to $-0- salaries and payroll taxes for the year ended December 31, 1999. In addition, we incurred $8,299 in costs associated with the Letter of Understanding and Terms dated November 1, 2000, with Euthenics International. See Part I, Item 1. "Description of Business," (a) "Business Development," for a description of this document.

Financial Condition, Liquidity and Capital Resources
----------------------------------------------------


     As of September 30, 2001, and December 31, 2000, we had total assets, consisting of current assets of $3,289 (unaudited) and $26,707, respectively, and net intangible assets of $1,156 (unaudited) and $1,719, respectively. We had total current liabilities of $8,402 (unaudited) and $10,908, respectively, as of September 30, 2001, and December 31, 2000. Working capital was $(5,113) (unaudited) at September 30, 2001. Our total shareholders' equity (deficit) was $(7,957) (unaudited) and $13,518, respectively, as of September 30, 2001, and December 31, 2000, respectively.


     As a result of our inability to generate significant revenue to date together with sizeable continuing operating expenses, access to capital may be unavailable in the future except from affiliated persons. If we are able to obtain access to outside capital in the future, it is expected to be necessarily costly because of high rates of interest and fees. To date, we have been funded through the sale of common stock for gross proceeds in the amount of $101,050. We expect that we may experience working capital shortages in the future until such time as we are successful in raising additional capital and/or achieving profitable operations. While our independent auditor has presented our financial statements on the basis that we are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time, it has noted that our significant operating losses raise a substantial doubt about our ability to continue as a going concern. Our future success will be dependent upon our ability to increase sales of our Internet products and services. Should our efforts to raise additional capital through equity and/or debt financing fail, management is expected to provide the necessary working capital so as to permit us to continue as a going concern.

     Unless we achieve profitable operations, management will be forced to raise funds from private and/or public equity and/or debt financing in order to continue in operation long term. We expect our access to capital to continue to be severely restricted on a long-term basis because of the anticipated low market value of our common stock if it becomes publicly traded combined with our unstable operating performance. Even if capital is obtained, it is expected to involve extremely high management fees, interest rates and related loan fees and/or require significant discounts and incentives. We expect that management will not continue to fund EasyWeb on a long term basis and that any other financing may not be available on acceptable terms, if at all. If we fail to achieve profitable operations and we are unable to obtain capital from sources other than affiliates over the long term, we would be forced to cease operations.


     Net cash used in operating activities was $(25,883) (unaudited) for the nine months ended September 30, 2001, primarily, because of the net loss of $(32,113) (unaudited) incurred. Net cash used in operating activities was $(72,784) for the year ended December 31, 2000, primarily, because of the net loss of $(74,484) incurred, offset, primarily, by the value of office space and administrative support contributed by an affiliated company ($5,000). For the three months ended September 30, 2001, net cash used in investing activities and net cash provided by financing activities was $-0- (unaudited) and $-0- (unaudited), respectively. Cash decreased by $25,883 (unaudited), from $26,707 at the beginning of the period to $824 (unaudited) at the end of the period, because of the above-described factors. For the year ended December 31, 2000, net cash used in investing activities was $(2,650) and net cash provided by financing activities was $101,050. Cash increased by $25,616, from $1,091 at the beginning of the year to $26,707 at the end of the year, because of the above-described factors.


Inflation
---------

     We believe that inflation has not had a material impact on our business.

Seasonality
-----------

     We do not believe that our business is seasonal.


Item 3. Description of Property.


     We maintain our offices at the business offices located at 6025 South Quebec Street, Suite #150, Englewood, Colorado 80111, of Summit Financial Relations, Inc. ("Summit"), an affiliated corporation of which Mr. David C. Olson, the President, the Treasurer, a director and a controlling shareholder of EasyWeb, is the President, a director and the sole shareholder. Summit leases its offices from an unaffiliated company and shares the offices with that company and a number of other affiliated companies. We entered into the Agreement with Summit dated April 1, 2001, for use of office space, administrative support (including reception, secretarial and bookkeeping services) and technical support (including use of office, computer and telecommunications equipment) at Summit's offices. The agreement provides for us to pay Summit rent in the amount of $4,000 in advance for a period of one year from April 1, 2001, to April 1, 2002, and the sum of $15 per hour for bookkeeping services. Pursuant to the agreement, all other services, including administrative and technical support and web site design, development and sales, are provided by Summit free of charge until our Board of Directors determines that we have sufficient cash flow or earnings to pay Summit cash for the services. Pursuant to the agreement, we paid Summit $4,000 for rent on April 1, 2001, and a total of $263 for bookkeeping services from April 1, 2001, through June 30, 2001. We anticipate that the Board will make its determination based on our ability to pay Summit reasonable rates for these services based on current market conditions while at the same time maintaining sufficient capital to pay for ongoing operations, including the costs of marketing our products and services. During the period from March 11, 1999, through August 31, 2000, we were parties to the Agreement for Administrative Support with Summit dated March 11, 1999, for use of office space, administrative support and technical support at Summit's offices. The agreement provided for us to pay Summit for these services the amount of $1,500 per month commencing in the month of April 2000 in which we received the minimum proceeds of at least $100,000 from our offering of common stock that occurred between December 10, 1999, and April 10, 2000. During the period following the closing of this common stock offering for the receipt of gross proceeds of $101,050 on April 10, 2000, through August 31, 2000, we paid Summit the sum of approximately $7,000 for rent and administrative and technical support services pursuant to the agreement. On September 1, 2000, EasyWeb and Summit abandoned the agreement because of EasyWeb's failure to realize significant revenues from operations. During the period from September 1, 2000, through March 31, 2001, we paid no rent and a total of $825 at the rate of $15 per hour to Summit for administrative and technical support services pursuant to a verbal agreement. The office space we currently occupy is expected to be adequate to meet our foreseeable future needs while we are in the development stage. We own no real property. Our telephone and facsimile numbers are (720) 489-8873 and (720) 489-8874, respectively.



Item 4.  Security Ownership of Certain Beneficial Owners and Management.


     The following table sets forth certain information regarding the ownership of our common stock as of November 15, 2001, by each shareholder known by us to be the beneficial owner of more than five per cent of our outstanding shares of common stock, each of our directors and all of our executive officers and directors of as a group. Under the General Rules and Regulations of the Commission, a person is deemed to be the beneficial owner of a security if the person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of the security. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.


                                                Shares            Percentage
                                             Beneficially             of
       Beneficial Owner                        Owned (1)           Class (1)
       -----------------                     ------------         -----------
David C. Olson (2) (3)                        1,600,000           44.37%
6025 South Quebec Street, Suite #150
Englewood, Colorado  80111

Robert J. Zappa (3)                             800,000           22.18%
2740 Kendrick Street
Golden, Colorado  80401

Steven E. Muth                                  800,000           22.18%
6463 South Malaya Street
Aurora, Colorado  80016

Barbara Petrinsky (2)
6025 South Quebec Street, Suite #150                -0-            0.00%
Englewood, Colorado  80111

All executive officers and directors          2,400,000           66.55%
as a group (three persons)
------------------

     (1) Represents the number of shares of common stock owned of record and beneficially by each named person or group, expressed as a percentage of 3,606,200 shares of the Company's Common Stock outstanding as of August 24, 2001.

     (2) Executive officer of the Company.

     (3) Member of the Board of Directors of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors
--------------------------------

     Set forth below are the names, ages, positions with EasyWeb and business experience of our executive officers and directors.

     Name                  Age                      Position
------------------         ---            ---------------------------------
David C. Olson*            40             President, Treasurer and Director

Robert J. Zappa*           57             Director

Barbara Petrinsky          58             Secretary
------------------

     *May be deemed to be a "parent" and "promoter" of EasyWeb, as those terms are defined in the General Rules and Regulations promulgated under the Securities Act of 1933.

General
-------

     Directors hold office until the next annual meeting of EasyWeb's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Mr. Olson and Ms. Petrinsky devote up to 25% of their time and effort to the business and affairs of EasyWeb and Mr. Zappa devotes only such time as is necessary for him to perform his responsibilities as a director of EasyWeb. Set forth below under "Business Experience" is a description of the business experience of Messrs. Olson and Zappa and Ms. Petrinsky.

Family Relationship
-------------------

     No family relationship exists between or among our executive officers and directors.

Business Experience
-------------------

     David C. Olson has served as the President, the Treasurer and a director of
     --------------
EasyWeb since March 11, 1999. He has served, since August 1997, as the President, the Chief Executive Officer, the Treasurer, a director and the sole shareholder of Summit Financial Relations, Inc. Summit Financial Relations is a corporate financial consulting firm that specializes in making introductions to sources of capital for private and publicly-traded companies. Summit Financial Relations also acts as an investor relations firm, representing public companies to the marketplace. Summit Financial Relations, which was founded by Mr. Olson, is located in the Denver Technological Center, Englewood, Colorado, and provides EasyWeb with office space and administrative and technical support. Also, since August 1997, he has served as the President, the Chief Executive Officer, the Treasurer, a director and the sole shareholder of Associate Capital Consulting, Inc., an Englewood, Colorado, company also founded by Mr. Olson, which is engaged in the business of investing in private and publicly-held companies. Mr. Olson has, since April 28, 1998, served as the President/Chief Executive Officer and, since April 15, 1999, served as the Secretary, the Chief Financial Officer and the sole director of Max Development, Inc., Englewood, Colorado, a publicly-held company co-founded by him in September 1998 that is engaged in the business of marine diamond mining off the west coast of the Republic of South Africa. He has served as a director and a controlling shareholder, since May 1999, and as the Secretary and the Treasurer, since August 1999, of Mile High Foliage, Inc., Englewood, Colorado, a privately-held wholesale tree nursery business that he founded in May 1999. From January 1993 to May 1997, he held various positions, including National Sales Manager, Vice President and Branch Office Manager of Cohig's top producing branch, for Cohig and Associates, Inc. ("Cohig," now part of Global Capital Securities, Inc.), Englewood, Colorado. At that time, Cohig, a full-service brokerage firm, specialized in NASDAQ SmallCap and growth stocks and initial and secondary public securities offerings. During his tenure as National Sales Manager, the firm's sales force peaked to approximately 265 registered representatives at twenty-three offices across the U.S., up from 140 when he accepted the position. Mr. Olson also served on the firm's Corporate Finance Commitment Committee and Cohig was involved in public and private financing involving hundreds of millions of dollars and numerous companies while at Cohig. From April 1987 to January 1993, he was associated with Kober Financial Corp., Denver, Colorado, a regional broker-dealer specializing in NASDAQ SmallCap and growth securities that was acquired by Cohig in January 1993. During this period, Mr. Olson advanced to Executive Vice President, Sales and Syndication. During the period from 1982 to 1987, he was a registered representative associated with a number of NASD-member broker-dealers.

     Robert J. Zappa has served as a director of EasyWeb since February 2, 1999.
     ---------------
Since September 2000, he has been the managing member and principal interest holder of K-Jump Health Co. USA, LLC, a Golden, Colorado, company founded by Mr. Zappa that purchased the assets of PolyMedica Health Co., a subsidiary of PolyMedica Corp. K-Jump Health Co. USA manufactures and imports consumer home healthcare products with a joint venture partner in Asia and distributes the products under a private label to such major U.S. retailers as WalMart, Target, Safeway, Albertsons, Eckerd Drug, Rite-Aid, McKesson Wholesale and Bergin Brunswick. K-Jump Health Co. USA is a large manufacturer and distributor of private label digital/electronic thermometers in the U.S. Mr. Zappa, since January 1999, has been the sole owner and the President of Unitech International, L.L.C., a Golden, Colorado, import-export company. Since October 15, 1999, Mr. Zappa has been a director and a controlling shareholder of Mile High Foliage. From 1992 until his retirement in January 1999, he served as President of PolyMedica Healthcare, Inc., a wholly-owned subsidiary of PolyMedica Corp., and as Vice President of PolyMedica Corporation, Inc. Mr. Zappa, from 1991 to 1992, served as the President and Chief Operating Officer of Clinical Diagnostics, Inc., which merged with PolyMedica Corporation in the fall of 1992. He secured a sizable equity position in Clinical Diagnostics and, as President of the company, rebuilt it to profitability and successfully spun Clinical Diagnostics off to PolyMedica Corp. Mr. Zappa was the President and sole owner of R.J. Zappa Distributors, Inc., a leading wholesale appliance and electronics distributor in the Rocky Mountain region, from 1982 until the sale of the company in 1990. From 1974 to 1981, Mr. Zappa was a co-owner and served as the Vice-President of S & A Distributors, Inc., until he left to form R.J. Zappa Distributors. Mr. Zappa was employed, from 1965 to 1974, as a salesman, then a District Manager and finally a Regional Manager for Graybar Electric. During the term of his employment by Graybar Electric, Mr. Zappa was named Salesman of the Year for two years and District Manager of the Year for two years. He attended Colorado State University, concentrating his course of study in business and economics, from 1962 to 1965.

     Barbara Petrinsky has served as the Secretary of the Company since July 26,
     -----------------
1999. She has been employed by Summit Financial Relations, an affiliated company, as operations manager since November 1998. In this position, her responsibilities include bookkeeping, payroll, investor/client relations, preparation of press releases, telephone answering, filing and general office management. From April 1990 to July 1998, Mrs. Petrinsky was employed by, and from September 1996 to July 1998 during this period, she served as the Director of, the Montessori School at the Denver Technological Center.


Item 6. Executive Compensation

Executive Compensation
----------------------

     No cash compensation has been awarded to, earned by or paid to Messrs. David C. Olson and Robert J. Zappa, President/Treasurer/director and a director of EasyWeb, respectively, and Ms. Barbara Petrinsky, our Secretary, for all services rendered in all capacities to EasyWeb since our inception on September 24, 1998. It is anticipated that, for the foreseeable future, Messrs. Olson and Zappa and Ms. Petrinsky and any other executive officer and/or director of EasyWeb, will receive no compensation in any form for services to EasyWeb in the capacities of executive officer and/or director.

     See Part I, Item 3. "Description of Property," for a description of the Agreement for Administrative Support dated March 11, 1999, between EasyWeb and Summit Financial Relations, Inc., an affiliated company of which Mr. Olson is the President, a director and the sole shareholder, pursuant to which we paid Summit the sum of approximately $12,088 through June 30, 2001, for use of office space and administrative and technical support services at Summit's offices. As the sole shareholder of Summit, Mr. Olson benefited indirectly from these payments.

     See Part I, Item 7. "Certain Relationships and Related Transactions," and
Part II, Item 4. "Recent Sales of Unregistered Securities," for detailed information relating to our issuance on March 11, 1999, to Messrs. Olson and Zappa of 1,600,000 shares, and 800,000 shares, of our common stock, respectively, in consideration for the payment of $2,500 and $1,500 in cash (approximately $.002 per share), respectively. None of our executive officers and/or directors holds any option to purchase any of our securities.

     Effective March 11, 1999, our Board of Directors and shareholders approved the adoption of the Incentive Stock Option Plan (the "Plan") reserving 175,000 shares of our common stock for issuance upon the exercise of stock options received by optionees under the Plan. Except for this Plan described in this section captioned "Executive Compensation" and elsewhere in this Registration Statement on Form 10-SB, we do not provide our officers or employees with pension, stock appreciation rights, long-term incentive or other plans and have no intention of implementing any such plans for the foreseeable future. In the future, we may offer stock options to prospective employees and/or consultants; however, no options have been granted as of the date hereof. It is possible that in the future we may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with our operations, company automobiles and life and health insurance, for our executive officers and directors, but none has yet been granted. The provisions of any of these plans and benefits will be at the discretion of our Board of Directors.

     Under Colorado law and pursuant to our Articles of Incorporation, the officers and directors of EasyWeb may be indemnified for various expenses and damages resulting from their acting in such capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, EasyWeb has been informed by our counsel that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Incentive Stock Option Plan
---------------------------

     Effective as of March 11, 1998, Mr. David C. Olson, our then sole director and shareholder, approved the Incentive Stock Option Plan (the "Plan") reserving an aggregate of 175,000 shares of common stock for issuance upon the exercise of stock options granted to our employees, consultants and non-employee members of the Board of Directors under the Plan. The purpose of the Plan is to promote the growth and general prosperity of EasyWeb by permitting us to grant options exercisable to purchase shares of common stock to our employees, consultants and non-employee members of the Board of Directors.

     Pursuant to the Plan, we may grant incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, to employees as well as non-qualified stock options to employees, officers, directors and consultants. The Plan provides for administration by our Board of Directors or by a committee that comprises disinterested members of the Board of Directors. The Board or the committee selects the optionees, authorizes the grant of options and determines the number of underlying shares of common stock, the exercise price, the term (not to exceed ten years) and any other terms and conditions of the options. The Board of Directors expects to administer the plan initially.

     The exercise price of each stock option under the Plan must be at least 100% of the fair market value of the shares of common stock on the date of grant as determined by the Board of Directors. Each incentive stock option may be exercisable for a period, as determined by the Board of Directors, but not in excess of ten years from the date of grant. The exercise price of all incentive stock options granted under the Plan to shareholders possessing more than 10% of the total combined voting power of all classes of our stock must be less than 110% of the fair market value of the shares of common stock on the date of grant and those options may be exercisable for a period not in excess of five years from the date of grant. All options granted under the Plan are non-transferable and may be exercised only by the optionee or the optionee's estate.

     There is no limit on the number of shares with respect to which options may be granted under the Plan to any participating employee. However, the aggregate fair market value of shares of common stock (determined on the date the option is granted) with respect to which incentive stock options become exercisable for the first time by an individual option holder during any calendar year (under all such plans maintained by EasyWeb) may not exceed $100,000.

     Options granted under the Plan may be exercised within twelve months after the date of an optionee's termination of employment by reason of his death or disability, or within three months after the date of termination by reason of retirement or voluntary termination approved by the Board of Directors, but only to the extent the option was otherwise exercisable on the date of termination. In the event an optionee's employment is terminated for any reason other than death, disability, retirement or voluntary termination approved by the Board of Directors, the optionee's option terminates thirty days after the date of such termination.

     The Plan will terminate on February 24, 2009. The Plan may be amended by the Board of Directors without shareholder approval, except that no amendment that increases the maximum aggregate number of shares that may be issued under the Plan or changes the class of employees who are eligible to participate in the Plan, can be made without the approval of our shareholders. As of February 8, 2001, no options have been granted, and there are no arrangements to grant any options, under the Plan. Options granted under the Plan, and shares of common stock issued upon the exercise of any those options, will not be registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933. These securities will be offered pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under Section 3(b) of, or other available exemption under, the Securities Act of 1933. Accordingly, resales of the securities will be subject to the registration requirements of
Section 5 of, and Rule 144 of the General Rules and Regulations promulgated under, the Securities Act of 1933.

     The Plan provides that the number of shares of common stock underlying each option and the exercise price of the option shall be proportionately adjusted in the event of a stock split, reverse stock split, stock dividend or similar capital adjustment that is effected without receipt of additional consideration by EasyWeb.

Compensation of Directors
-------------------------

     Directors of EasyWeb receive no compensation pursuant to any standard arrangement for their services as directors. However, directors who are not officers may be paid an annual fee or a fee per meeting of the Board of Directors in an amount(s) to be determined in the future by the Board of Directors.


Item 7.  Certain Relationships and Related Transactions.

     On March 11, 1999, we issued and sold 1,600,000 shares of our common stock to Mr. David C. Olson, the President, the Treasurer and a director of EasyWeb, in consideration for the sum of $2,500 in cash (approximately $.0016 per share). Mr. Olson serves as one of our two executive officers and directors and owns of record and beneficially 44.4% of the issued and outstanding shares of our common stock. Also on March 11, 1999, we issued and sold 800,000 shares of common stock to each of Mr. Robert J. Zappa, a company director, and Mr. Steven Muth in consideration for the payment by each individual of the amount of $1,500 in cash (approximately $.0019 per share).

     On April 1, 2001, we entered into the Agreement with Summit for use of office space, administrative support (including reception, secretarial and bookkeeping services) and technical support (including use of office, computer and telecommunications equipment) at Summit's offices. The agreement provides for us to pay Summit rent in the amount of $4,000 in advance for a period of one year from April 1, 2001, to April 1, 2002, and the sum of $15 per hour for bookkeeping services. Pursuant to the agreement, all other services, including administrative and technical support and web site design, development and sales, are provided by Summit free of charge until our Board of Directors determines that we have sufficient cash flow or earnings to pay Summit cash for the services. Pursuant to the agreement, we paid Summit $4,000 for rent on April 1, 2001, and a total of $263 for bookkeeping services from April 1, 2001, through June 30, 2001. During the period from March 11, 1999, through August 31, 2000, we were parties to the Agreement for Administrative Support with Summit Financial Relations, Inc., an affiliated company of which Mr. Olson is the President, a director and the sole shareholder, for use of office space, administrative support and technical support at Summit's offices located at 6025 South Quebec Street, Suite #150, Englewood, Colorado 80111. The agreement provided for us to pay Summit for these services the amount of $1,500 per month commencing in the month of April 2000 in which we received the minimum proceeds of at least $100,000 from our offering of common stock that occurred between December 10, 1999, and April 10, 2000. During the period following the closing of this common stock offering for the receipt of gross proceeds of $101,050 on April 10, 2000 through August 31, 2000, we paid Summit, pursuant to the Agreement for Administrative Support, the sum of approximately $7,000 for the use of office space and administrative and technical support services at Summit's offices. On September 1, 2000, EasyWeb and Summit abandoned the agreement because of EasyWeb's failure to realize significant revenues from operations. During the period from September 1, 2000, through March 31, 2001, we paid no rent and a total of $825 at the rate of $15 per hour to Summit for administrative and technical support services pursuant to a verbal agreement. Mr. Olson, as the sole shareholder of Summit, benefited indirectly from these payments.

     Because of their management positions, organizational efforts and/or percentage share ownership in EasyWeb, Messrs. Olson, Zappa and Muth may be deemed to be "parents" and "promoters" of the Company, as those terms are defined in the Securities Act of 1933 and the applicable Rules and Regulations under the Securities Act of 1933. Because of the above-described relationships, transactions between and among EasyWeb and Messrs. Olson, Zappa and Muth, such as the sale of our common stock to each of them as described above, should not be considered to have occurred at arm's-length.


Item 8.  Description of Securities.

Description of Capital Stock
----------------------------

     Our authorized capital stock consists of 30,000,000 shares of common stock, no par value per share.

Description of Common Stock
---------------------------

     All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share on all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is permitted. In the event of liquidation of EasyWeb, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities. All shares of our common stock issued and outstanding are fully-paid and nonassessable.

     Dividend  Policy.  Holders of shares of the common  stock are  entitled  to
     -----------------
share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the Board of Directors out of funds legally available therefor. We have not paid any dividends on our common stock and intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and our financial condition.

     Transfer  Agent and  Registrar.  The Transfer  Agent and  Registrar for our
     -------------------------------
common stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite #430, Denver, Colorado 80209.


                                     Part II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Shareholder Matters.

     (a)  Market Information.

          There has been no established public trading market for the common stock since our inception on September 24, 1998.

     (b)  Holders.

          As of August 24, 2001, we had fifty-eight shareholders of record of our 3,606,200 issued and outstanding shares of common stock.

     (c)  Dividends.

          We have never paid or declared any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.


Item 2. Legal Proceedings.

     We know of no legal proceedings to which EasyWeb is a party or to which any of our property is the subject that are pending, threatened or contemplated or any unsatisfied judgments against EasyWeb.


Item 3. Changes in and Disagreements with Accountants.

     We had no independent accountant prior to the retention of Cordovano and Harvey, P.C., 201 Steele Street, Suite #300, Denver, Colorado 80206, in May 1999. There has been no change in our independent accountant during the period commencing with the retention of Cordovano and Harvey, P.C., through July 31, 2001.


Item 4. Recent Sales of Unregistered Securities.

     On March 11, 1999, we issued and sold 1,600,000 shares of our common stock to Mr. David C. Olson, the President, the Treasurer and a director of EasyWeb, in consideration for the sum of $2,500 in cash (approximately $.0016 per share). Mr. Olson serves as one of the two executive officers and directors of EasyWeb and owns of record and beneficially approximately 44.4% of the issued and outstanding shares of our common stock. Also, on March 11, 1999, we issued and sold 800,000 shares of common stock to each of Mr. Robert J. Zappa, a director of EasyWeb, and Mr. Steven Muth in consideration for the payment by each individual of the amount of $1,500 in cash (approximately $.0019 per share). We relied, in connection with the sales of the shares, upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933 and Section 11-51-308(1)(p) of the Colorado Uniform Securities Act (the "Colorado Act"). We relied upon the fact that our issuance and sale of the shares did not constitute a public securities offering together with the fact that Messrs. Olson, Zappa and Muth were executive officers, directors, controlling shareholders and/or founders of EasyWeb at the time of the sales, to make the exemptions available.

     On November 9, 1999, we issued and sold 2,000 shares of our common stock to Associate Capital Consulting, Inc., an affiliated company of which Mr. Olson is the President, the Chief Executive Officer, the Treasurer, a director and a controlling shareholder, in consideration for the sum of $500 in cash (approximately $.25 per share). In connection with the sales of the shares, we relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Section 11-51-308(1)(p) of the Colorado Act. To make the exemptions available, we relied upon the fact that our issuance and sale of the shares did not constitute a public securities offering together with the fact that Mr. Olson was an executive officer, director, controlling shareholder and founder of EasyWeb at the time of the sale.

     During the period from December 10, 1999, through April 10, 2000, we issued and sold an aggregate of 404,200 shares of our common stock to a total of fifty-four persons, all of whom are either residents of the states of Arizona, Colorado, Florida, Illinois, Nevada or Utah, for cash consideration totaling $101,050. These persons include the following: (1) Alpine Communications, LLC,
(2) Vicki D. E. Barone, (3) Edward W. Bellerose, (4) Black Marlen, Inc., (5) Craig M. Blake, (6) Darrell J. Brunken, (7) Scot A. Bryant, (8) Karen A. Cleaver, (9) Columbine Financial Solutions, Inc., (10) William D. Cronin, (11) Michael M. Edmonds, (12) Doyle S. Elliot, (13) Gerdz Investments, RLLLP, (14) William R. Going, (15) Allen R. Goldstone, (16) Kathleen B. Goldstone, (17) Michael J. Gundzik, (18) Mark A. Hatsis, (19) Anderson J. Henshaw, (20) Brad Henshaw, (21) Brent Henshaw, (22) Al L. Hoff, (23) Anton E. Hosch, (24) James E. Hosch, (25) Gladys Jensen, (26) Bryant Kligerman, (27) Harvey Levin, (28) Mallory Construction, Inc., (29) Matthew B. Meister, (30) Gary B. Mendenhall,
(31) Jeffrey D. Myers, (32) Morri L. Namaste, (33) Michael J. Norris, (34) Robert E. Ohman, (35) Barbara M. Petrinsky, (36) Bradley Rhodes, (37) Jeff C. Rodriguez, (38) Randy J. Sasaki, (39) Lamar F. Schild, (40) Sanford L. Schwarz,
(41) Susan A. Schwartz, (42) Scott Shovea, (43) Don F. Sims, (44) Carlene Smith,
(45) Michael Stallone, (46) James H. Swalwell, (47) James J. Trainor, (48) T.S.G. Inc., (49) Thomas M. Vickers, (50) V.L.A., LLP, (51) Douglas and Leola Wilkerson, (52) Lynn C. Wilkerson, (53) Robert J. Zappa, and (54) Albert J. Zirkelbach. We made the sales in reliance upon the exemption from registration with the U.S. Securities and Exchange Commission provided under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933 and via registration by qualification with the Colorado Division of Securities under
Section 11-51-304 of the Colorado Act. Our Application for Registration by Qualification became effective with the Colorado Division of Securities on December 10, 1999. No underwriter was employed in connection with the offering and sale of the shares. We relied upon the following, among other, facts to make the Federal exemption available:

     (i) The aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Securities Act of 1933;

     (ii) The required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission;

     (iii)We conducted no general solicitation or advertising in connection with the offering of any of the shares; and

     (iv) The fact that we have not been since our inception:

          (a) Subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934;

          (b) An "investment company" within the meaning the Investment Company Act of 1940; or

          (c) A development stage company that either has no specific business plan or purpose or has indicated that our business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

     We sold shares of common stock in the States of Florida, Illinois, Nevada and Utah in reliance upon the exemptions from registration provided under
Section 517.061 of the Florida Securities and Investor Protection Act, Section 4.G of the Illinois Securities Law of 1953, Section 90.530 of the Nevada Uniform Securities Act and Section 61-1-14 of the Utah Uniform Securities Act, respectively. We failed to comply with Section R14-4-102 of the Regulations of the Arizona Corporation Commission, Title 14, Chapter 4 (the "Regulations"), in connection with the offers and sales of a total of 16,000 shares of common stock to three residents of the State of Arizona. We have initiated, but not yet completed, an offer of rescission to these three investors under Section R14-4-101 of the Regulations. In the event that all three investors elect to rescind their purchases of our common stock, we would be liable to pay them a total of $4,000, representing the aggregate purchase price of their shares, together with interest at the Arizona statutory rate of interest of 10% per annum.


Item 5. Indemnification of Directors and Officers.

     The last paragraph of Article Twelfth of our Articles of Incorporation contains provisions providing for the indemnification of our directors and officers as follows:

          "In addition, the corporation shall have full authority to indemnify its current or former directors, officers, employees, fiduciaries and agents as now or hereinafter is permitted by Section 7-109-101 of the Colorado Business Corporation Act, to the full extent permitted by that section, or its successor provisions."

     We have no agreements with any of our directors or executive officers providing for indemnification of any of those persons with respect to liability arising out of his or her capacity or status as an officer and/or director.

     At present, there is no pending litigation or proceeding involving a director or executive officer of EasyWeb as to which indemnification is being sought.

                                    PART F/S

     The Financial Statements of EasyWeb, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


                                    PART III

Item 1. Index to Exhibits.

Item
Number                               Description

3.1*    Articles of Incorporation of NetEscapes, Inc., filed September 24, 1998.

3.2* Articles of Amendment to the Articles of Incorporation for NetEscapes, Inc., filed February 2, 1999.

3.3*    Original Bylaws of NetEscapes, Inc.

10.0* Agreement for Administrative Support dated March 11, 1999, between EasyWeb, Inc., and Summit Financial Relations, Inc.

10.1* Independent Application and Agreement dated June 1, 1999, between Bigonline, Inc., and Millennium Marketing, Inc.

10.2 Letter of Understanding and Terms dated November 1, 2000, between EasyWeb, Inc., and Euthenics International, Inc.

10.3* Agreement dated April 1, 2001, between EasyWeb, Inc., and Summit Financial Relations, Inc.
------------------
        * Filed previously


Item 2.  Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             EASYWEB, INC.
                                             (Registrant)





Date:  November 15, 2001                     By:  /s/ David C. Olson
                                                  --------------------------
                                                  David C. Olson, President

                                  EASYWEB, INC.
                          (A Development Stage Company)

                          Index to Financial Statements

                                                                            Page
                                                                           -----

Independent auditors' report ............................................   F-2

Balance sheets, December 31, 2000 and March 31, 2001 (unaudited) ........   F-3

Statements of operations,  for the years ended December 31, 2000, and 1999, from September 24, 1998  (inception)  through
   December 31, 2000,  for the three months  ended
   March 31, 2001  (unaudited)  and 2000  (unaudited),  and from
   September 24, 1998 (inception) through March 31, 2001 (unaudited) ....   F-4

Statement of shareholder's equity, September 24, 1998 (inception)
     through March 31, 2001 (unaudited) .................................   F-5

Statements of cash flows,  for the years ended December 31, 2000 and 1999,  from September 24, 1998  (inception)  through
   December 31, 2000,  for the three months  ended
   March 31, 2001  (unaudited)  and 2000  (unaudited),  and from
   September 24, 1998 (inception) through March 31, 2001 (unaudited) ....   F-6

Notes to financial statements ...........................................   F-7

                          Independent Auditors' Report

To the Board of Directors and Shareholders
EasyWeb, Inc.


We have audited the accompanying balance sheet of EasyWeb, Inc. (a development stage company) as of December 31, 2000, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 2000 and 1999, and the period from September 24, 1998 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EasyWeb, Inc. as of December 31, 2000, and the related statements of operations and cash flows for the years ended December 31, 2000 and 1999, and from September 24, 1998 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has a working capital deficit at December 31, 2000 and has suffered significant operating losses during the periods from September 24, 1998 (inception) through December 31, 2000. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Cordovano and Harvey, P.C.
------------------------------
Cordovano and Harvey, P.C.
Denver, Colorado
April 20, 2001


                                 EASYWEB, INC.
                          (A Development Stage Company)

                                 Balance Sheets

                                                                            December 31,     March 31,
                                                                                2000          2001
                                                                            ------------    -----------
                                                                                            (Unaudited)
Assets
Current assets:
     Cash ...............................................................   $  26,707       $  16,451
                                                                            ------------    -----------
                                                     Total current assets      26,707          16,451

Web site development costs, net of accumulated amortization
     of $531 and $719 (unaudited), respectively (Note A) ................       1,719           1,531
                                                                            ------------    -----------

                                                                            $  28,426       $  17,982
                                                                            ============    ===========

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable and accrued liabilities ...........................   $   4,762       $   3,480
     Due to affiliate (Note B) ..........................................         146             137
     Indebtedness to related parties (Note B) ...........................       6,000           6,000
                                                                            ------------    -----------
                                                Total current liabilities      10,908           9,617
                                                                            ------------    -----------

Liability for common stock subject to rescission,
     16,000 shares (March 2000) (Note D) ................................       4,000           4,000

Shareholders' equity (Note B & D):
     Common stock, no par value; 30,000,000 shares authorized;
        3,606,200 and 3,606,200 (unaudited) shares issued and
        outstanding, respectively .......................................      89,050          89,050
     Additional paid-in capital .........................................      22,467          26,675
     Deficit accumulated during development stage .......................     (97,999)       (111,360)
                                                                            ------------    -----------
                                               Total shareholders' equity      13,518           4,365
                                                                            ------------    -----------

                                                                            $  28,426       $  17,982
                                                                            ============    ===========

              See accompanying notes to the financial statements.


                                  EASYWEB, INC.
                          (A Development Stage Company)

                            Statements of Operations


                                                                         September 24,                                 September 24,
                                                                             1998              For the Three               1998
                                               For the Years Ended        (Inception)          Months Ended            (Inception)
                                                   December 31,            through                 March 31,             through
                                            ---------------------------   December 31,   ---------------------------     March 31,
                                                2000           1999          2000           2001           2000            2001
                                            -----------     -----------  -------------   -----------     -----------   -----------
                                                                          (Unaudited)    (Unaudited)     (Unaudited)
Revenue:
    Commissions, related party (Note B)     $     4,000     $         -  $     4,000     $         -     $         -   $     4,000
    Commissions, other .................          1,251               -        1,251             340               -         1,591
                                            -----------     -----------  -------------   -----------     -----------   -----------
                           Total revenue          5,251               -        5,251             340               -         5,591
                                            -----------     -----------  -------------   -----------     -----------   -----------

Operating expenses:

   Rent (Note B) .......................          2,333               -        2,333               -               -         2,333
   Contributed rent (Note B) ...........          3,667           4,000        7,667           1,500           1,500         9,167
   Administrative support (Note B) .....          5,200               -        5,200             292               -         5,492
   Contributed administrative support
       (Note B) ........................          6,800           8,000       14,800           2,708           3,000        17,508
    Salaries and payroll taxes .........         20,729               -       20,729               -               -        20,729
    Professional fees ..................         12,797           2,892       17,189           8,009             710        25,198
    Web site consulting and maintenance           9,135           1,000       10,135             216               -        10,351
    Information technology agreement
       (Note E) ........................          8,269               -        8,269               -               -         8,269
    Advertising ........................         11,662             252       11,914               -             153        11,914
    Depreciation and amortization ......            672              17          689             188               -           877
    Other ..............................          3,938             387        4,325             788               -         5,113
                                            -----------     -----------  -------------   -----------     -----------   -----------
                Total operating expenses        (85,202)        (16,548)    (103,250)        (13,701)         (5,363)     (116,951)
                                            -----------     -----------  -------------   -----------     -----------   -----------
                          Operating loss        (79,951)        (16,548)     (97,999)        (13,361)         (5,363)     (111,360)

Income taxes (Note C) ..................              -               -            -               -               -             -
                                            -----------     -----------  -------------   -----------     -----------   -----------

                                Net Loss    $   (79,951)    $   (16,548) $   (97,999)    $   (13,361)    $    (5,363)  $  (111,360)
                                            ===========     ===========  =============   ===========     ===========   ===========


Basic and diluted loss per common share     $     (0.02)    $         *                  $        *      $        *
                                            ===========     ===========                  ===========     ===========
Basic and diluted weighted average
    common shares outstanding ..........      3,505,150       2,586,783                    3,606,200       3,202,000
                                            ===========     ===========                  ===========     ===========

              See accompanying notes to the financial statements.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Statement of Shareholders' Equity

        September 24, 1998 (Inception) through March 31, 2001 (Unaudited)


                                                                                              Deficit
                                                                                            Accumulated
                                                        Common Stock           Additional      During
                                                  -------------------------     Paid-in     Development
                                                    Shares         Amount        Capital       Stage        Total
                                                  -----------   -----------    ----------   ----------    ----------
Balance, September 24, 1998 (inception) ........            -   $        -     $        -   $        -    $        -
Net loss, September 24, 1998 (inception)
   through December 31, 1998 ...................            -            -              -       (1,500)       (1,500)
                                                  -----------   -----------    ----------   ----------    ----------
                     Balance, December 31, 1998             -            -              -       (1,500)       (1,500)

March 11, 1999, shares sold to officers
   ($.0017/share) (Note B) .....................    2,400,000        4,000              -            -         4,000
March 11, 1999, shares issued to director in
   exchange for expenses paid on behalf of
   the Company ($.0019/share) (Note B) .........      800,000        1,500              -            -         1,500
Offering costs deferred ........................            -            -              -            -             -
November 9, 1999, shares sold to affiliate
   at $0.25 per share (Note B) .................        2,000          500              -            -           500
Office space and administrative support
   contributed by an affiliate (Note B) ........            -            -         12,000            -        12,000
Net loss, year ended December 31, 1999 .........            -            -              -      (16,548)      (16,548)
                                                  -----------   -----------    ----------   ----------    ----------
                     Balance, December 31, 1999     3,202,000        6,000         12,000      (18,048)          (48)

March 2000, shares sold in a private
   offering at $0.25 per share, net of
   $14,000 of offering costs (Note D) ..........      404,200       87,050              -            -        87,050
July 2000, stock subject to rescission
   (Note D) ....................................      (16,000)      (4,000)             -            -        (4,000)
Office space and administrative support
   contributed by an affiliate (Note B) ........            -            -         10,467            -        10,467
Net loss, year ended December 31, 2000 .........            -            -              -      (79,951)      (79,951)
                                                  -----------   -----------    ----------   ----------    ----------
                     Balance, December 31, 2000     3,590,200       89,050         22,467      (97,999)       13,518

Office space and administrative support
   contributed by an affiliate (Note B) ........            -            -          4,208            -         4,208
Net loss, three months ended March 31,
   2001 (unaudited) ............................            -            -              -      (13,361)      (13,361)
                                                  -----------   -----------    ----------   ----------    ----------
             Balance, March 31, 2001 (unaudited)    3,590,200   $   89,050     $   26,675   $ (111,360)   $    4,365
                                                  ===========   ===========    ==========   ==========    ==========

              See accompanying notes to the financial statements.


                              EASYWEB, INC.
                      (A Development Stage Company)

                         Statements of Cash Flows


                                                                                          September 24,
                                                                  For the Three               1998
                                                                  Months Ended             (Inception)
                                                                    March 31,                through
                                                             -----------------------        March 31,
                                                                2001         2000             2001
                                                             ---------    ----------       ----------
                                                            (Unaudited)   (Unaudited)
Cash flows from operating activities:
   Net loss ................................................ $ (79,951)   $  (16,548)      $  (97,999)
   Transactions not requiring cash:
      Depreciation and amortization ........................       672            17              689
      Equipment and intangible assets
         exchanged for services ............................       450             -              450
      Office space and administrative support
         contributed by an affiliate (Note B) ..............    10,467        12,000           22,467
   Changes in operating liabilities:
      Increase in accounts payable and accrued liabilities,
         net of a $1,500 liability satisfied with stock ....    (4,422)        9,330            6,408
                                                             ---------    ----------       ----------
         Net cash provided by (used in) operating activities   (72,784)        4,799          (67,985)
                                                             ---------    ----------       ----------

Cash flows from investing activities:
   Equipment purchase ......................................      (400)            -             (400)
   Payments for intangible assets ..........................    (2,250)         (208)          (2,458)
                                                             ---------    ----------       ----------
                     Net cash (used in) investing activities    (2,650)         (208)          (2,858)
                                                             ---------    ----------       ----------

Cash flows from financing activities:
   Proceeds on advances from related parties (Note B) ......         -         6,000            6,000
   Proceeds from the sale of common stock (Note D) .........    97,050         4,500          101,550
   Proceeds from the sale of common stock subject
      subject to rescission (Note D)........................     4,000             -            4,000
   Payments for offering costs (Note D) ....................         -       (14,000)         (14,000)
                                                             ---------    ----------       ----------
         Net cash provided by (used in) financing activities   101,050        (3,500)          97,550
                                                             ---------    ----------       ----------

Net change in cash .........................................    25,616         1,091           26,707
Cash, beginning of period ..................................     1,091             -                -
                                                             ---------    ----------       ----------
                                         Cash, end of period $  26,707    $    1,091       $   26,707
                                                             =========    ==========       ==========

Supplemental disclosure of cash flow information: Cash paid during the period for:
      Interest ............................................. $       -    $        -       $        -
                                                             =========    ==========       ==========
      Income taxes ......................................... $       -    $        -       $        -
                                                             =========    ==========       ==========

   Non-cash financing activity:
      Stock issued for satisfaction of debt ................ $       -    $    1,500       $    1,500
                                                             =========    ==========       ==========



                                  EASYWEB, INC.
                          (A Development Stage Company)

                            Statements of Cash Flows
                                   (Continued)
                                                                                          September 24,
                                                                  For the Three               1998
                                                                  Months Ended             (Inception)
                                                                    March 31,                through
                                                             -----------------------        March 31,
                                                                2001         2000             2001
                                                             ---------    ----------       ----------
                                                            (Unaudited)   (Unaudited)
Cash flows from operating activities:
   Net loss ................................................ $ (13,361)   $   (5,363)      $ (111,360)

   Transactions not requiring cash:
      Depreciation and amortization ........................       188             -              877
      Equipment and intangible assets
         exchanged for services ............................         -             -              450
      Office space and administrative support
         contributed by an affiliate (Note B) ..............     4,208         4,500           26,675
   Changes in operating liabilities:
      Increase in accounts payable and accrued liabilities,
         net of a $1,500 liability satisfied with stock ....    (1,291)         (110)           5,117
                                                             ---------    ----------       ----------
         Net cash provided by (used in) operating activities   (10,256)         (973)         (78,241)
                                                             ---------    ----------       ----------

Cash flows from investing activities:
   Equipment purchase ......................................         -             -             (400)
   Payments for intangible assets ..........................         -             -           (2,458)
                                                             ---------    ----------       ----------
                     Net cash (used in) investing activities         -             -           (2,858)
                                                             ---------    ----------       ----------

Cash flows from financing activities:
   Proceeds on advances from related parties (Note B) ......         -             -            6,000
   Proceeds from the sale of common stock (Note D) .........         -             -          101,550
    Proceeds from the sale of common stock subject
       subject to rescission (Note D).......................         -             -            4,000
   Payments for offering costs (Note D) ....................         -             -          (14,000)
                                                             ---------    ----------       ----------
         Net cash provided by (used in) financing activities         -             -           97,550
                                                             ---------    ----------       ----------

Net change in cash .........................................   (10,256)         (973)          16,451
Cash, beginning of period ..................................    26,707         1,091                -
                                                             ---------    ----------       ----------
                                         Cash, end of period $  16,451    $      118       $   16,451
                                                             =========    ==========       ==========

Supplemental disclosure of cash flow information: Cash paid during the period for:
      Interest ............................................. $       -    $        -       $        -
                                                             =========    ==========       ==========
      Income taxes ......................................... $       -    $        -       $        -
                                                             =========    ==========       ==========

   Non-cash financing activity:
      Stock issued for satisfaction of debt ................ $       -    $        -       $    1,500
                                                             =========    ==========       ==========

              See accompanying notes to the financial statements.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

Note A: Organization and summary of significant  accounting  policies with basis of presentation
--------------------------------------------------------------------------------

Organization
------------

EasyWeb, Inc. (the "Company") was incorporated in Colorado on September 24, 1998 under the name NetEscapes, Inc. The name of the Company was changed to EasyWeb, Inc. on February 2, 1999. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standard (SFAS) No. 7. The Company markets web sites on the Internet, which are built by a third party, Sunstar 2000. During 2000, the Company entered a verbal agreement with Sunstar 2000, whereby the Company receives a sales commission for all templated web sites and web site products sold by the Company. The Company also pays Sunstar 2000 an hourly rate or negotiated fee for work on custom web sites sold by the Company.

As of December 31, 2000, the Company has a working capital deficit and has suffered significant operating losses during the periods from September 24, 1998 (inception) through December 31, 2000, which raises substantial doubt about its ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through operations and to seek additional funding through equity offerings to help fund the Company's operations as it expands. There is no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Summary of significant accounting policies
------------------------------------------

Cash equivalents and fair value of financial instruments
--------------------------------------------------------

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The carrying amounts of cash and accounts payable approximate fair value due to the short-term maturity of the instruments.

Use of estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Year-end
--------

The Company operates on a calendar year.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

Equipment and depreciation
--------------------------

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method. Depreciation expense totaled $89, $-0-, and $89, respectively, for the years ended December 31, 2000 and 1999, and the period from September 24, 1998 (inception) through December 31, 2000. Depreciation expense totaled $-0- (unaudited), $-0- (unaudited), and $89 (unaudited), respectively, for the three months ended March 31, 2001 and 2000, and the period from September 24, 1998 (inception) through March 31, 2001. As of December 31, 2000, the Company had disposed of its equipment. There was no gain or loss on the disposal of the equipment.

Upon retirement or disposition of the furniture and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Web site development costs and amortization

The Company capitalizes internal and external costs incurred to develop its web site during the application development stage in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized web-site development costs are amortized over an estimated life of three years commencing on the date the software is ready for its intended use. The Company commenced amortizing its web-site development costs on April 11, 2000. Amortization expense totaled $531, $-0-, and $531, respectively, for the years ended December 31, 2000 and 1999, and the period from September 24, 1998 (inception) through December 31, 2000. Amortization expense totaled $188 (unaudited), $-0- (unaudited), and $719 (unaudited), respectively, for the three months ended March 31, 2001 and 2000, and the period from September 24, 1998 (inception) through March 31, 2001.

In addition, the Company adopted the Emerging Issues Task Force Issue No. 00-2 ("EITF 00-2"), "Accounting for Web Site Development Costs," during the year ended December 31, 2000. EITF 00-2 requires the implementation of SOP 98-1 when software is used by a vendor in providing a service to a customer but the customer does not acquire the software or the right to use it.

Impairments on long-lived assets

The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

If circumstances indicate that the carrying amount of an asset may not recoverable, the Company must estimate the future cash flows expected to result from the use of the assets and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by the asset less any future cash outflows expected to be necessary to obtain those inflows.

Deferred offering costs

Costs related to common stock offerings are recorded initially as a deferred asset until the offering is successfully completed, at which time they are recorded as a reduction of gross proceeds in shareholders' equity. If an offering is not successful, the costs are charged to operations at that time.

Start up costs

Costs related to the organization of the Company have been expensed as incurred.

Loss per common share

The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic earnings (loss) per share exclude the impact of common stock equivalents. Diluted earnings (loss) per share utilize the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no difference between the basic and diluted earnings (loss) per share.

Revenue recognition

The Company's sales are reported on a net basis in accordance with EITF 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent". All of the Company's revenues are reported as commissions. The Company recognizes revenue only after its service has been performed and collectibility of its fee is reasonably assured. Revenues through related party transactions are recognized when the service has been performed and the cash has been received.

Advertising barter transactions

The Company reports its advertising barter transactions in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions". Under EITF 99-17, revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical transactions involving cash. The Company did not recognize any revenues or expenses in connection with its advertising barter transactions for the periods presented.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Unaudited interim financial information

The financial information presented herein as of March 31, 2001, for the three months ended March 31, 2001 and 2000, and for the period from September 24, 1998 (inception) through March 31, 2001, is unaudited. In the opinion of management, all adjustments (consisting only of normal recurring adjustments), which are necessary to provide a fair presentation of operating results for the interim periods presented, have been made. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the year.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Note B: Related party transactions
----------------------------------

Liabilities

At December 31, 2000 and March 31, 2001, the Company owed an affiliate $146 and $137 (unaudited), respectively, for postage, telephone and administrative expenses paid on behalf of the Company.

During the year ended December 31, 1999, an officer and two directors advanced the Company a total of $6,000 ($2,000 each) for working capital. The advances are unsecured, bear no interest and are due on demand.

Common stock

On March 11, 1999, the Company sold 2,400,000 shares of its no par value restricted common stock to two officers for a total of $4,000.

On March 11, 1999, the Company issued 800,000 shares of its no par value restricted common stock to a director in exchange for legal expenses paid on behalf of the Company totaling $1,500.

On November 9, 1999, the Company sold 2,000 shares of its no par value restricted common stock to an affiliate company for $500. The company is affiliated through common control.

Revenue

During the year ended December 31, 2000, the Company earned commission revenues totaling $4,000 for the sale of a web site to an affiliate. The $4,000 commission totaled 76 percent of the revenue generated by the Company for the period from September 24, 1998 (inception) through December 31, 2000.

Rent and administrative support

On March 11, 1999, the Company entered an Administrative Support Agreement with an affiliate, which provides for the use of the affiliate's office space, and administrative and technical support by the Company. The Company agreed to pay the affiliate $1,500 per month for these services beginning in the month when the minimum proceeds from the stock offering were received by the Company. The Company began paying the affiliate for rent and administrative support during April of 2000.

Office space

Prior to the Company's receipt of minimum proceeds from its stock offering, the affiliate contributed its office space to the Company. Contributed rent was calculated from May 1999 (the first month the Company conducted operating transactions) through April 10, 2000 based on a rate of $500 per month in accordance with the Agreement. The Company recorded $4,000 and $1,667 as rent expense with a corresponding credit to additional paid-in capital for the year ended December 31, 1999 and the period from January 1, 2000 through April 10, 2000, respectively.

Following the Company's receipt of minimum proceeds from its stock offering, the Company paid the affiliate rent of $333 in April 2000 and $500 each month from May through August of 2000.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements


On September 1, 2000, the affiliate began contributing the office space to the Company. The Company recorded $2,000 and $1,500 (unaudited) as rent expense with a corresponding credit to additional paid-in capital for the period from September 1, 2000 through December 31, 2000 and for the three months ended March 31, 2001, respectively.

Rent expense totaled $6,000, $4,000, and $1,500 (unaudited) for the years ended December 31, 2000 and 1999, and for the three months ended March 31, 2001, respectively. Of the $11,500 incurred for rent expense, $2,333 was paid in cash and $9,167 was contributed.

Administrative and technical support

Prior to the Company's receipt of minimum proceeds from its stock offering, the affiliate contributed its administrative and technical support to the Company. Contributed administrative support was calculated from May 1999 (the first month the Company conducted operating transactions) through April 10, 2000. The Company recorded $8,000 and $3,333 as administrative support expense with a corresponding credit to additional paid-in capital for the year ended December 31, 1999 and the period from January 1, 2000 through April 10, 2000, respectively.

Following the Company's receipt of minimum proceeds from its stock offering, the Company paid the affiliate $667 in April 2000 and $1,000 each month from May through August of 2000.

In September of 2000, the Company and affiliate amended the Administrative Support Agreement. Commencing in September 2000, the affiliate began charging the Company an hourly rate for administrative support rather than the $1,000 monthly rate. However, the Company continued to record administrative support expense at the rate of $1,000 per month. Administrative support fees billed at less than $1,000 per month were recorded as contributed support to increase the expense to $1,000 per month. The fees charged to the Company for the period from September 1, 2000 through December 31, 2000 totaled $533. Administrative support billed by the affiliate for the three months ended March 31, 2001 totaled $292 (unaudited).

Administrative support expense totaled $12,000, $8,000, and $3,000 (unaudited) for the years ended December 31, 2000 and 1999, and for the three months ended March 31, 2001, respectively. Of the $23,000 incurred for administrative support expense, $5,492 was paid in cash and $17,508 was contributed.

Marketing agreement

On February 24, 1999, an affiliate assigned all of its rights and privileges in a marketing agreement to the Company. The Agreement assigns the affiliate's rights to market Big Online, Inc.'s products and services to the Company. The products and services consist of the development and maintenance of "web sites" on the Internet for business and professional customers. On May 1, 2000, the Company's affiliate was dissolved and the marketing agreement was terminated. The Company conducted no transactions under the agreement.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements


Note C: Income taxes
--------------------

A reconciliation of U.S. statutory federal income tax rate to the effective rate is as follows:


                                                               Years Ended            Three Months       Three Months
                                                               December 31,               Ended              Ended
                                                          -----------------------       March 31,          March 31,
                                                            2000           1999           2001               2001
                                                          ---------     ---------     -------------      -------------
                                                                                       (Unaudited)        (Unaudited)
U.S. statutory federal rate.......................          17.45%        15.00%          15.00%             15.00%
State income tax rate, net of federal benefit.....           3.92%         4.04%           4.04%              4.04%
Permanent differences.............................          -1.44%        -0.07%           0.00%            -15.98%
Net operating loss for which no tax
   benefit is currently available.................         -19.93%       -18.97%         -19.04%             -3.06%
                                                          ---------     ---------     -------------      -------------
                                                             0.00%         0.00%           0.00%              0.00%
                                                          =========     =========     =============      =============

At December 31, 2000, deferred taxes consisted of a net tax asset of $18,270, due to operating loss carryforwards of $92,532, which was fully allowed for, in the valuation allowance of $18,270. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the years ended December 31, 2000 and 1999, and for the period from September 24, 1998 (inception) through December 31, 1998 were $14,846, $3,139 and $285, respectively. Net operating loss carryforwards will expire through 2020.

At March 31, 2001, deferred taxes consisted of a net tax asset of $20,013 (unaudited), due to operating loss carryforwards of $101,685 (unaudited), which was fully allowed for, in the valuation allowance of $20,013 (unaudited). The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the three months ended March 31, 2001 and 2000 were $1,743 (unaudited) and $164 (unaudited), respectively. Net operating loss carryforwards will expire through 2021.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements


Note D: Shareholders' deficit
-----------------------------

Confidential offering of common stock

During the months from December 1999 through March 2000, the Company conducted a private placement offering whereby it sold 404,200 shares of its no par value common stock for $.25 per share pursuant to an exemption from registration claimed under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The shares were sold through the Company's officers and directors. The Company received $87,050 after deducting offering costs totaling $14,000. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering.

Rescission offer

On July 5, 2000, the Company notified the State of Arizona that it had collected proceeds from the common stock offering prior to meeting all Blue Sky laws required by that State. The Company may be contingently liable to certain shareholders who purchased common stock in the above private offering if they elect to have the transactions rescinded pursuant to the offer of rescission to be made by the Company. To remedy this situation, the Company intends to file a registration statement with the State of Arizona, which would include a rescission offer to those shareholders who purchased the securities under an offering that was deemed to be in violation of the Blue Sky laws of Arizona. The Company sold 16,000 shares of its no par value common stock to three Arizona residents for $4,000 through the private stock offering. The amount or probability of any financial liability could not be reasonably estimated at December 31, 2000.

Stock option plan

The Company has adopted an incentive stock option plan for the benefit of key personnel and others providing significant services. An aggregate of 175,000 shares of common stock has been reserved under the plan. Options granted pursuant to the plan will be exercisable at a price no less than 100% of fair market value of a common share on the date of grant. There were no options granted under this plan as of December 31, 2000.


Note E: Information technology agreement
----------------------------------------

On November 1, 2000, the Company entered into an information technology agreement with Euthenics International, Inc. ("EII"). The Company agreed to design, develop and pay for a web site that would allow EII to sell its products over the Internet. The Company also agreed to assist EII with the implementation of its Mail Order Management system and to train EII employees by hiring and paying for a mutually acceptable consultant. In exchange for these services, the Company will receive a royalty of $.50 per bottle of any EII product sold for the five year period from December 1, 2000 through December 1, 2005. The contract is renewable on a year-to-year basis following December 1, 2005. Management estimates that the total costs associated with this contract will not exceed the $8,269 recognized for the three months ended March 31, 2001. Costs incurred under this contract may exceed the amount of royalty revenues realized. Revenue will be recognized under the agreement, in accordance with the Company's revenue recognition policy. No revenue was recognized under the agreement as of December 31, 2000 or March 31, 2001 (unaudited).